UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 1

                        Overseas Shipholding Group, Inc.
                                -----------------
                                (Name of Issuer)

                                  Common Stock
                          -----------------------------
                         (Title of Class of Securities)

                                    690368105
                                    ---------
                                 (CUSIP Number)

                                 Frontline Ltd.
                          Par-La-Ville Place, 4th Floor
                              14 Par-La-Ville Road
                                 Hamilton HM 08
                                     Bermuda
                                  (441)295-6935

                                 With a copy to:
                               Gary J. Wolfe, Esq.
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004
                                 (212) 574-1200
                                 --------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 30, 2008
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 690368105            SCHEDULE 13D


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                        Frontline Ltd.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       AF

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Bermuda

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          1,550,000
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     1,550,000

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,550,000

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   5.0%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------

CUSIP NO. 690368105            SCHEDULE 13D


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                            Hemen Holding Limited

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       AF

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               Cyprus

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          1,550,000
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     1,550,000

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,550,000

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   5.0%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------

CUSIP NO. 690368105            SCHEDULE 13D


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                        Bandama Investment Ltd.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                  Republic of Liberia

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                            183,400
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                       183,400

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      183,400

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   0.6%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------

CUSIP NO. 690368105            SCHEDULE 13D


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                         Geveran Holdings S.A.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       AF

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                  Republic of Liberia

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          1,444,900
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     1,444,900

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,444,900

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   4.7%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------

CUSIP NO. 690368105            SCHEDULE 13D


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                         Monteray Enterprises Ltd

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               Cyprus

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          1,444,900
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     1,444,900

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,444,900

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   4.7%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------

CUSIP NO. 690368105            SCHEDULE 13D


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  John Fredriksen

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       OO

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               Cyprus

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          2,994,900
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     2,994,900

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    2,994,900

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   9.7%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------

CUSIP NO. 690368105            SCHEDULE 13D

The purpose of this Amendment No. 1 to the Schedule 13D is to report the deemed acquisition by certain of the filing parties of the 1,366,600 common shares of the Issuer covered by the agreement referred to in Item 6 of this Amendment No.
1. Under that agreement, which was also described in the Schedule 13D, 1,366,600 common shares of the Issuer will be delivered to Frontline Ltd. on May 29, 2008.

Item 1.  Security and Issuer
----------------------------

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON MARCH 20, 2008.

Item 2.  Identity and Background
--------------------------------

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON MARCH 20, 2008.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

As described in Item 6, below, Frontline entered in an agreement with a financial institution whereby Frontline agreed to purchase 1,366,600 shares from the Seller on May 29, 2008 for a purchase price of $92,177,170. This amount will be paid on the settlement date.

The source of funds for the purchases of 183,400 shares of Common Stock held in the account of Bandama was $14,637,154, representing the working capital of Bandama.

The source of funds for the purchases of 1,444,900 shares of Common Stock held in the account of Monteray was $93,147,150.76, representing the working capital of Monteray.

None of the other persons named in response to Item 2 hold any shares of Common Stock in their accounts.

Item 4.  Purpose of Transaction
-------------------------------

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON MARCH 20, 2008.



Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a), (b) According to information provided by the Issuer, there were 30,789,694 shares of Common Stock issued and outstanding as of March 17, 2008. Based on such information, the Reporting Persons report beneficial ownership of the following shares of Common Stock:

Frontline may be deemed to beneficially own 1,550,000 shares of Common Stock, representing approximately 5.0% of the outstanding shares of Common Stock of the Issuer. Frontline has the sole power to vote 0 shares of Common Stock and the shared power to vote 1,550,000 shares of Common Stock. Frontline has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 1,550,000 shares of Common Stock.

Bandama may be deemed to beneficially own 183,400 shares of Common Stock, representing approximately 0.6% of the outstanding shares of Common Stock of the Issuer. Bandama has the sole power to vote 0 shares of Common Stock and the shared power to vote 183,400 shares of Common Stock. Bandama has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 183,400 shares of Common Stock.

Hemen may be deemed to beneficially own 1,550,000 shares of Common Stock, representing approximately 5.0% of the outstanding shares of Common Stock of the Issuer. Hemen has the sole power to vote 0 shares of Common Stock and the shared power to vote 1,550,000 shares of Common Stock. Hemen has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 1,550,000 shares of Common Stock.

Monteray may be deemed to beneficially own 1,444,900 shares of Common Stock, representing approximately 4.7% of the outstanding shares of Common Stock of the Issuer. Monterey has the sole power to vote 0 shares of Common Stock and the shared power to vote 1,444,900 shares of Common Stock. Monteray has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 1,444,900 shares of Common Stock.

Geveran may be deemed to beneficially own 1,444,900 shares of Common Stock, representing approximately 4.7% of the outstanding shares of Common Stock of the Issuer. Geveran has the sole power to vote 0 shares of Common Stock and the shared power to vote 1,444,900 shares of Common Stock. Geveran has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 1,444,900 shares of Common Stock.

Mr. Fredriksen may be deemed to beneficially own 2,994,900 shares of Common Stock, representing approximately 9.7% of the outstanding shares of Common Stock of the Issuer. Mr. Fredriksen has the sole power to vote 0 shares of Common Stock and the shared power to vote 2,994,900 shares of Common Stock. Mr. Fredriksen has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 2,994,900 shares of Common Stock.

None of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the shares of Common Stock that are the subject of this Statement.

(c) There have not been any transactions in the shares of Common Stock by the Reporting Persons since March 20, 2008, the date of the previously filed 13D. In addition, to the best of the Reporting Persons' knowledge, none of the other persons named in response to Item 2, were involved in any transactions in shares of Common Stock since March 20, 2008, the date of the previously filed.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Issuer's Common Stock beneficially owned by the Reporting Persons.

(e)  Not applicable.

-----------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 3, 2008, Frontline entered in an agreement (the "Forward Contract") with DnB NOR Bank ASA (the "Seller") whereby Frontline agreed to purchase
1,366,600 shares from the Seller on May 29, 2008, for a purchase price of $92,177,170. In the event a dividend is paid by the Issuer prior to May 29, 2008, such dividend shall accrue to Frontline.

-----------------------------------------------------------------------------


Item 7.  Material to be Filed as Exhibits
-----------------------------------------
Exhibit A -- Joint Filing Undertaking.

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  March 31, 2008

FRONTLINE LTD.

By: /s/ Bjorn Sjaastad
    ------------------------
Name:  Bjorn Sjastad
Title: Principal Executive Officer

BANDAMA INVESTMENT LTD.

By:  /s/ Inger M. Klemp
    ------------------------
Name: Inger M. Klemp
Title:President and Director

HEMEN HOLDING LIMITED

By: /s/ Eva Agathangelou
    ------------------------
Name: Eva Agathangelou
Title:Director

MONTEREY ENTERPRISES LTD.

By:  /s/ Marios Saveriades
    ------------------------
Name: Marios Saveriades
Title:Director

GEVERAN HOLDINGS S.A.

By:  /s/ Marios Saveriades
    ------------------------
Name: Marios Saveriades
Title:President and Director

JOHN FREDRIKSEN

/s/ John Fredriksen
-------------------
John Fredriksen

                                    Exhibit A
                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D with respect to the shares of Common Stock of Overseas Shipholding Group, Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D jointly on behalf of each such party.

Dated:  March 31, 2008


FRONTLINE LTD.

By: /s/ Bjorn Sjaastad
    ------------------------
Name:  Bjorn Sjastad
Title: Principal Executive Officer

BANDAMA INVESTMENT LTD.

By:  /s/ Inger M. Klemp
    ------------------------
Name: Inger M. Klemp
Title:President and Director

HEMEN HOLDING LIMITED

By: /s/ Eva Agathangelou
    ------------------------
Name: Eva Agathangelou
Title:Director

MONTEREY ENTERPRISES LTD.

By:  /s/ Marios Saveriades
    ------------------------
Name: Marios Saveriades
Title:Director

GEVERAN HOLDINGS S.A.

By:  /s/ Marios Saveriades
    ------------------------
Name: Marios Saveriades
Title:President and Director

JOHN FREDRIKSEN

/s/ John Fredriksen
-------------------
John Fredriksen